Commerce Bancshares, Inc.

1000 Walnut Street

Kansas City, Missouri 64106

September 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC, 20549

Attn: Robert Arzonetti

Re:	Commerce Bancshares, Inc.
Acceleration Request
Registration Statement on Form S-4/A
File No. 333-289873

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement (the “Registration Statement”), Commerce Bancshares, Inc., a Missouri corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Wednesday, September 10, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Paul M. Aguggia of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Paul M. Aguggia, Holland & Knight LLP, 800 17th Street N.W., Suite 1100, Washington, DC 20006.

If you have any questions regarding this request, please telephone Paul M. Aguggia at (202) 469-5422 or, in his absence, Shawn M. Turner at (303) 974-6645 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ John W. Kemper.
John W. Kemper
Chief Executive Officer

cc:	Margaret M. Rowe

(Commerce Bancshares, Inc.)

Paul M. Aguggia

(Holland & Knight LLP)

Shawn M. Turner

(Holland & Knight LLP)

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